
                         UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K
(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year end December 31, 1999
                        ------------------------------------------


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from _______ to ______
     Commission file number ____________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          OUTBACK STEAKHOUSE, INC.
          SALARIED EMPLOYEES 401(k) PLAN AND TRUST

          Report on Audits of Financial Statements
          For the year ended December 31, 1999



Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Table of Contents
--------------------------------------------------------------------
                                                             Page(s)

Reports of Independent Certified Public Accountants                1


Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                              2

   Statements of Changes in Net Assets Available for Benefits
     for the years ended December 31, 1999 and 1998                3

   Notes to Financial Statements                                4-10


Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes at End of
      Year                                                        11

   Schedule of Investment Assets Both Acquired and Disposed of
      Within the Plan Year                                        12

   Schedule of Reportable Transactions                            13

   Schedule of Leases in Default or Classified as
      Uncollectible                                               14

   Schedule of Loans or Fixed Income Obligations in Default or
      Classified as Uncollectible                                 15

   Schedule of Nonexempt Transactions                             16



Report of Independent Certified Public Accountants

To the Participants and Administrator of the Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust (the "Plan") at December 31,
1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
June 21, 2000
                               -1-


Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
------------------------------------------------------------
                                         1999          1998
Assets

Cash                                  $    18,224   $        -
Investments, at fair value:
 Mutual funds                          11,270,116    7,732,721
 Outback Steakhouse, Inc. common stock  2,733,690    2,312,051
 Common/collective trust                  813,815      673,430
 Participant loans                      1,231,360      774,767
                                      -----------   ----------
                                       16,067,205   11,492,969

Receivables:
 Participant contributions                123,949      195,378
                                      -----------  -----------
 Net assets available for benefits    $16,191,154  $11,688,347
                                      ===========  ===========


The accompanying notes are an integral part of these financial statements.
                               -2-


Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
-----------------------------------------------------------------------
                                                1999          1998
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments $1,515,536 $ 1,595,008
  Interest and dividend income                     552,732     358,122
                                                 ---------   ---------
                                                 2,068,268   1,953,130
                                                 ---------   ---------
 Contributions:
  Participant                                    3,389,760   3,204,708
  Participant rollovers                             94,368       3,872
                                                 ---------   ---------
                                                 3,484,128   3,208,580
                                                 ---------   ---------
     Total additions                             5,552,396   5,161,710

Deductions from net assets attributed to:
 Benefits paid to participants                   1,049,589     564,715
 Administrative expenses                                 -      34,541
                                                 ---------   ---------
     Total deductions                            1,049,589     599,256
                                                 ---------   ---------

Net increase                                     4,502,807   4,562,454

Net assets available for benefits:
 Beginning of year                              11,688,347   7,125,893
                                                ----------   ---------
 End of year                                   $16,191,154 $11,688,347
                                               =========== ===========







The accompanying notes are an integral part of these financial statements.
                               -3-


Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
---------------------------------------------------------------
1. Description of the Plan:
  The following description of the Outback Steakhouse, Inc. Salaried
  Employees 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General
  The Plan is a defined contribution plan established by Outback
  Steakhouse, Inc. (the "Company") as of January 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income
  Security Act of 1974 ("ERISA").

  Eligibility
  Salaried employees, excluding highly compensated, union and leased employees, who have reached the age of 18, are eligible to participate in the Plan, as defined by the Plan.

  Contributions
  Each year, participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year. Contributions to the Plan are limited by any contributions made to a participant's Employees' Stock Ownership Plan account.
  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan. Participants direct their contributions into various investment options offered by the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code. Additional amounts may be contributed at the discretion of the Company's board of directors. No contributions were made by the Company during the years ended December 31, 1999 and 1998.

  Participant Accounts
  Each participant's account is credited with the participant's contributions, a prorata share of the Plan's earnings, and any employer contributions. Plan earnings are allocated based upon the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting
  Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company's discretionary contribution, plus actual earnings thereon, is based on years of credited service. Participants are vested 100% in employer contributions after they achieve five years of credited service with the Company.


                                 -4-

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
---------------------------------------------------------------
  Investment Options
  At the time of enrollment in the Plan, a participant may direct his or her contributions, in 1% increments, in any of the seven core investment options. Once enrolled, a participant may direct his or her investment options to include any of the additional sixteen non-core investment options

  Core Investment Options:

  AIM International Equity Fund Class A - Consisting of funds which invest its assets in securities whose primary trading markets are outside of the United States.

  Merrill Lynch Capital Fund Class D - Consisting of funds which allocate their investments across various asset classes, including domestic common stocks, bonds and money market instruments, with a focus on total return.

  Merrill Lynch Retirement Preservation Trust - Collective trust maintained by Merrill Lynch Trust (the "Trustee). Merrill Lynch
  Asset Management, L.P. provides nondiscretionary advice to the Trustee. The trust seeks to maintain a constant $1.00 net asset value per unit, although this cannot be assured. Investment in the trust is neither insured nor guaranteed by the U.S. Government.

  Merrill Lynch S&P 500 Index Fund Class A - Covering 500 industrial, utility, transportation, and financial companies of the U.S. markets (mostly NYSE issues). The Index represents about
  75% of NYSE market capitalization and 30% of NYSE issues.

  Outback Steakhouse Inc. Common Stock - Invests in common stock of
  Outback Steakhouse, Inc.

  PIMCO Total Return Fund Class A - Consisting of funds which invest at least 65% of assets in investment grade debt issues (rated in top four grades) with dollar-weighted average maturities of five to ten years.

  State Street Research Alpha Fund Class A - Consisting of funds which seek relatively high current income and growth of capital through investing 60% or more of its portfolio in equities.

  Non-Core Investment Options:

  AIM Weingarten Fund Class A - Consisting of funds which normally invest in companies whose long-term earnings are expected to grow significantly faster than the earnings of the stocks represented in the major unmanaged stock indices.

  Alliance Quasar Fund Class A - Consisting of funds that by prospectus or portfolio practice, limits its investments to companies on the basis of the size of the company.


                                 -5-


Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
---------------------------------------------------------------

  Davis New York Venture Fund Class A - Consisting of funds which normally invest in companies whose long-term earnings are expected to grow significantly faster than the earnings of the stocks represented in the major unmanaged stock indices.

  Evergreen Growth & Income Fund Class A - Consisting of funds that combine a growth and earnings orientation and an income requirement for level and/or rising dividends.

  GAM North America Fund Class A - Consisting of funds which aim at maximum capital appreciation, frequently by means of 100% or more portfolio turnover, leveraging, purchasing unregistered securities, purchasing options, etc. The fund may take large cash positions.

  Lord Abbett Developing Growth Fund Class P - Consisting of funds that by prospectus or portfolio practice, limits its investments to companies on the basis of the size of the company.

  Massachusetts Investors Trust Class A - Consisting of funds that combine a growth and earnings orientation and an income requirement for level and/or rising dividends.

  Merrill Lynch Fundamental Growth Fund Class D - Consisting of funds which normally invest in companies whose long-term earnings are expected to grow significantly faster than the earnings of the stocks represented in the major unmanaged stock indices.

  Merrill Lynch Special Value Fund Class D - Consisting of funds that by prospectus or portfolio practice, limits its investments to companies on the basis of the size of the company.

  Oppenheimer Capital Appreciation Fund Class A - Consisting of funds which aim at maximum capital appreciation, frequently by means of 100% or more portfolio turnover, leveraging, purchasing unregistered securities, purchasing options, etc. The fund may take large cash positions.

  Oppenheimer Quest Global Value Fund Class A - Consisting of funds which invest at least 25% of its portfolio in securities traded outside the United States and may own U.S. securities as well.

  Oppenheimer Strategic Income Fund Class A - Consisting of funds which seek current income by allocating assets among several different fixed income securities sectors (with no more than 65% in any one sector except for defensive purposes) including U.S.
  Government and foreign, with a significant portion of assets in securities rated below investment grade.

  PIMCO Mid Cap Growth Fund Class A - Consisting of funds which by prospectus or portfolio practice limits its investments to companies with average market capitalization and/or revenue between $800 million and the average market capitalization of the Wilshire 4500 Index (as captured by the Vanguard Index Extended
  Market Fund).

                                 -6-


Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
---------------------------------------------------------------

  PIMCO Small Cap Value Fund Class A - Consisting of funds that by prospectus or portfolio practice, limits its investments to companies on the basis of the size of the company.

  Pioneer Growth Shares Fund Class A - Consisting of funds which normally invest in companies whose long-term earnings are expected to grow significantly faster than the earnings of the stocks represented in the major unmanaged stock indices.

  State Street Research Government Income Fund - Consisting of funds that invest at least 65% of its assets in the U.S. Government and agency issues.

  Participant Loans
  Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000 with a maximum of $50,000 or 50% of the participant's vested account balance. Such loans are collateralized by each respective participant's account with interest and principal payments being credited to the participant's account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years, except for the purchase of a primary residence, for which the period is 15 years. The interest for loans is determined as of the first day of each calendar quarter at an interest rate commensurate with local prevailing rates as determined by the Trustee.

  Payment of Benefits
  Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump sum cash payment or installment payments payable in cash or in kind over a period not to exceed the participant's expected future lifetime or the joint expected future lifetime of the participant and spouse.
  In addition, under very limited circumstances, a participant may receive a financial hardship distribution, in accordance with the Plan agreement. A maximum of four such withdrawals are permitted annually.

  Forfeited Accounts
  Forfeitures are allocated to participants as additional employer contributions. As of December 31, 1999 and 1998, there were no forfeitures.

2. Summary of Significant Accounting Policies:
  Basis of Accounting
  The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

                               -7-



Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
---------------------------------------------------------------
  Investment Valuation and Income Recognition
  The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Administrative Expenses
  For the year end December 31, 1999, all expenses incurred in connection with the Plan's administration were paid by the Company. Prior to that, all expenses were paid by the Plan.

3. Statement of Position 99-3
  During 1999, the Company adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined
  Contribution Plan Investments and Other Disclosure Matters" ("SOP
  99-3"). SOP 99-3 eliminates the requirement to separately disclose participant-directed investment options as a separate fund in the financial statements in columnar form or in the related disclosures.

4. Investments:
  The following table presents fair value of investments.
  Investments that represent 5% or more of the Plan's net assets are separately stated.

                                             December 31,
                                            1999         1998
Investments, at fair value as determined
  by quoted market prices:
 Mutual funds                          $ 11,270,116  $ 7,732,721
 Outback Steakhouse, Inc. common stock    2,733,690    2,312,051
 Common/collective trust                    813,815      673,430
 Participant loans                        1,231,360      774,767
                                       ------------  -----------
Total investments                      $ 16,048,981  $11,492,969
                                       ============  ===========


                               -8-


Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
---------------------------------------------------------------
  During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

                                        Year Ended December 31,
                                         1999             1998

Mutual funds                           $  1,567,100   $  922,119
Outback Steakhouse, Inc. common stock       (51,464)     672,889
Common/collective trust                        (100)           -
                                       ------------   ----------
                                       $  1,515,536   $1,595,008
                                       ============   ==========


5. Related Party Transactions
  Certain Plan investments are shares of Company stock and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest.

  Fees paid during the year for legal, accounting, administration and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6. Plan Termination
  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become
  100% vested in their accounts.

7. Tax Status
  The Internal Revenue Service has determined, and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  Effective October 1, 1998, the Plan changed trustees to Merrill
  Lynch Trust at which time the Plan amended its Plan document based on a "prototype plan" the Trustee offers. As of the date of these financial statements, the Plan has not yet filed for a new tax determination letter.

8. Nonexempt Transactions
  The Company has identified $257,254 of certain 1999 employee contributions to the Plan that were not remitted within the fifteen business days following the end of the month in which the amounts are contributed or withheld from employees' payroll, as required by ERISA.


                               -9-



Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 1999 and 1998
---------------------------------------------------------------

9. Concentrations of Credit Risk
  Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments.
  Plan participants have the option to invest in twenty-three different investment options.

10. Subsequent Event
  Effective January 1, 2000, the Plan was amended to merge the assets of salaried employees held in the Outback Steakhouse, Inc.
  Employees' Stock Ownership Plan (the "ESOP") into the Plan.

                               -10-



Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Assets Held for Invesment Purposes
At End of Year
---------------------------------------------------------------


Identity of issue, borrower,                    Description of     Current
lessor, or similar party                        investment         value
-----------------------------------------------------------------------------
Outback Steakhouse, Inc.                        Common Stock Fund $ 2,733,690
                                                                  -----------
Merrill Lynch Retirement Preservation Trust Common/Collective Trust   813,815
                                                                  -----------
AIM International Equity Fund Class A            Mutual Fund        2,802,546
AIM Weingarten Fund Class A                      Mutual Fund          144,427
Alliance Quasar Fund Class A                     Mutual Fund            2,425
Davis New York Venture Fund Class A              Mutual Fund           26,532
Evergreen Growth & Income Fund Class A           Mutual Fund           15,193
GAM North America Fund Class A                   Mutual Fund            7,844
Lord Abbett Developing Growth Fund Class P       Mutual Fund            5,857
Massachusetts Investors Trust Class A            Mutual Fund           53,823
Merrill Lynch Capital Fund Class D               Mutual Fund        1,558,895
Merrill Lynch Fundamental Growth Fund Class D    Mutual Fund          155,422
Merrill Lynch S&P 500 Index Fund Class A         Mutual Fund        5,445,140
Merrill Lynch Special Value Fund Class D         Mutual Fund            4,077
Oppenheimer Capital Appreciation Fund Class A    Mutual Fund          137,874
Oppenheimer Quest Global Value Fund Class A      Mutual Fund            8,120
Oppenheimer Strategic Income Fund Class A        Mutual Fund              993
PIMCO Mid Cap Growth Fund Class A                Mutual Fund            7,118
PIMCO Small Cap Value Fund Class A               Mutual Fund            1,479
PIMCO Total Return Fund Class A                  Mutual Fund          163,416
Pioneer Growth Shares Fund Class A               Mutual Fund          129,304
State Street Research Alpha Fund Class A         Mutual Fund          592,932
State Street Research Government Income Fund     Mutual Fund            6,699
                                                                  -----------
Total Mutual Funds                                                 11,270,116
                                                                  -----------
Participant Loans                                Loan Fund          1,231,360
                                                                  -----------
Total                                                             $16,048,981
                                                                  ===========

                               -11-



Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Invesment Assets Both Acquired and
Disposed of Within the Plan Year
---------------------------------------------------------------

The Plan has executed no transactions as defined.

                               -12-



Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Reportable Transactions
---------------------------------------------------------------


The Plan has executed no transactions as defined.

                               -13-




Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Leases in Default of Classified as Uncollectible
---------------------------------------------------------------


The Plan has executed no transactions as defined.

                               -14-



Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Loans or Fixed Income Obligations
in Default or Classified as Uncollectible
---------------------------------------------------------------


The Plan has executed no transactions as defined.


                               -15-


Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Nonexempt Transactions
---------------------------------------------------------------
                                                                                         <C.
                       Description
                       of trans-
                       action
                       including
           Relation-   maturity,
           ship to     date, or rate
           plan        of interest,                        Expenses
Identity   employer    collateral,                         incurred in                    Net gain/
of         or other    par or                              connection           Current   (loss)
party      party-in-   maturity    Purchase Selling Lease  with         Cost of value of  on each
involved   interest    value       price    price   rental transaction  asset   asset     transaction
-------------------------------------------------------------------------------------------------------
Outback
Steakhouse,
Inc.       Plan Sponsor Overdue     $129,486    -     -       -         $129,486  $129,486   -
                        employee
                        contributions
                        not timely
                        remitted to
                        the Plan;
                        contributions
                        due 7/21/1999,
                        remitted 8/18/1999

Outback
Steakhouse,
Inc.       Plan Sponsor Overdue     $127,768    -     -       -         $127,768  $127,768   -
                        employee
                        contributions
                        not timely
                        remitted to
                        the Plan;
                        contributions
                        due 6/21/1999,
                        remitted 6/22/1999

                              -16-



                              SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PLAN ADMINISTRATOR

                                  OUTBACK STEAKHOUSE, INC.


                                  By:  /s/ Robert S. Merritt
                                       Robert S. Merritt
                                       Senior Vice President
                                       Chief Financial Officer and Treasurer

Dated:  June 28, 2000


                                 17
